SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 10

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Subject Company)

IEH FM HOLDINGS LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Keith Cozza

President and Chief Executive Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jesse Lynn, Esq.	Julie Allen, Esq.
General Counsel	Proskauer Rose LLP
Icahn Enterprises L.P.	11 Times Square
767 Fifth Avenue, 47th Floor	New York, NY 10036
New York, NY 10153	(212) 969-3155
(212) 702-4300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$281,667,218	$28,363.89

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Federal-Mogul Holdings Corporation (the “Company”) not beneficially owned by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), at a purchase price of $9.25 per Share, net to the seller in cash. According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 27, 2016, 169,040,651 Shares were outstanding as of July 25, 2016, of which 138,590,141 are held by the Offeror. Accordingly, this calculation assumes the purchase of 30,450,510 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2016 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,363.89	Filing Party: Icahn Enterprises L.P.
Form or Registration No.: Schedule TO	Date Filed: September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON IEH FM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 138,590,141
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 138,590,141
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Building LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 10 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on September 26, 2016 as amended and supplemented by Amendment No. 1 filed on October 3, 2016, Amendment No. 2 filed on October 6, 2016, Amendment No. 3 filed on October 12, 2016, Amendment No. 4 filed on October 13, 2016, Amendment No. 5 filed on October 20, 2016, Amendment No. 6 filed on October 31, 2016, Amendment No. 7 filed on November 15, 2016, Amendment No. 8 filed on December 5, 2016 and Amendment No. 9 filed on December 16, 2016 (as amended and supplemented, the “Schedule TO”), and relates to the offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), that are not already owned by the Offeror at $10.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO also constitutes an amendment to the Schedule 13D of the persons filing the Schedule TO.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9, 11 and 13.

Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following disclosure:

“The Offer was scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 4, 2017 (one minute after 11:59 P.M., New York City time, on January 4, 2017). The Offer Price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, is increased from $9.25 per Share to $10.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, and the Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on January 17, 2017 (one minute after 11:59 P.M., New York City time, on January 17, 2017). The Depositary and Paying Agent has advised us that as of 5:00 P.M., New York City time, on December 30, 2016 (one minute after 11:59 P.M., New York City time, on December 30, 2016), 3,252,371 Shares had been validly tendered and not properly withdrawn, representing approximately 1.9% of the outstanding Shares and approximately 10.7% of the outstanding Shares not owned by Icahn Enterprises L.P., Parent, the Offeror, the Company or any of their respective affiliates, and, together with the Shares already owned by the Offeror, represent approximately 83.9% of the outstanding Shares. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 9,556 Shares, representing less than 1% of the outstanding Shares.

The increased Offer Price is our best and final Offer Price and no further increase of the Offer Price or extension of the Offer will be made. The final Expiration Date of the Offer is 12:00 midnight, New York City time, on January 17, 2017 (one minute after 11:59 P.M., New York City time, on January 17, 2017). In the event that a majority of the unaffiliated stockholders do not validly tender sufficient Shares to satisfy the Minimum Tender Condition prior to the final expiration date of the Offer, we will terminate the Merger Agreement and our proposed acquisition of the Company.

The best and final offer price of $10.00 per Share represents a premium of 8.1% over the previous offer price of $9.25 per Share and a premium of 101% over the closing price of the Shares on February 26, 2016 (the last trading day prior to Icahn Enterprises’ initial offer).”

The press release announcing the increase in the Offer Price and the extension of the Offer is attached hereto as Exhibit (a)(1)(xiv) and is incorporated herein by reference.

Item 1. Summary Term Sheet

Item 1004(a) of Regulation M-A

(1) The first sentence of the first paragraph in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”; the Offeror and Parent are collectively referred to in this Offer to Purchase as “we”, “us” or “our”, unless the context otherwise requires), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), that are not already owned by the Offeror at a price of $10.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).”

(2) The first sentence of the response to the question “How much are you offering to pay for my securities and what is the form of payment?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“We are offering to pay $10.00 per Share, net to you in cash, without interest thereon, less any applicable tax withholding.”

(3) The response to the question “What is the market value of my Shares as of a recent date?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended by adding the following sentence as the fourth sentence in such response:

“On December 30, 2016, the last full trading day prior to the announcement of the increase in Offer Price, the closing price of the Shares reported on the NASDAQ was $10.31 per share.”

(4) The first sentence of the response to the question “How long do I have to decide whether to tender pursuant to the Offer?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“You have until the expiration date of the Offer to tender your Shares. The Offer will expire at 12:00 midnight, New York City time, on January 17, 2017 (one minute after 11:59 P.M., New York City time, on January 17, 2017) (the “Expiration Date”).”

(5) The response to the question “Until what time can I withdraw tendered Shares?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“You may withdraw your previously tendered Shares at any time until the Expiration Date. See “The Offer—Section 4—Withdrawal Rights.”

(6) The response to the question “When and how will I be paid for my tendered Shares?” in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and restated as follows:

“If the conditions to the Offer are satisfied or, to the extent permitted, waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $10.00 in cash, without interest (and less any applicable withholding taxes), promptly following the Expiration Date. See “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.””

(7) The first sentence of the first paragraph in “Introduction” of the Offer to Purchase is hereby amended and restated as follows:

“IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”; the Offeror and Parent are collectively referred to in this Offer to Purchase as “we,” “us” or “our”, unless the context otherwise requires), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), that are not already owned by the Offeror at a price of $10.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).”

(8) The eighth paragraph in “Introduction” of the Offer to Purchase is hereby amended and restated as follows:

“The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on January 17, 2017 (one minute after 11:59 P.M., New York City time, on January 17, 2017). We refer to such date as the “Expiration Date”.”

Item 2. Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(1) The first paragraph in “The Offer – Section 6 – Price Range of Shares; Dividends” of the Offer to Purchase is hereby amended and restated as follows:

“The Shares are listed on the NASDAQ under the symbol “FDML.” The following table sets forth for the periods indicated the intraday high and low sale prices per Share on the NASDAQ as reported in published financial sources:

Calendar Year	High	Low
2014
Third Quarter	$21.12	$14.80
Fourth Quarter	16.72	13.92

2015
First Quarter	$16.11	$12.45
Second Quarter	14.00	11.12
Third Quarter	11.78	6.67
Fourth Quarter	9.53	6.01

2016
First Quarter	$10.00	$3.81
Second Quarter	9.97	7.71
Third Quarter	9.90	8.11
Fourth Quarter	10.68	9.12	”

Item 4. Terms of the Transaction

Item 1004(a) of Regulation M-A

(1) The second sentence of the first paragraph in “The Offer – Section 4 – Terms of the Offer” of the Offer to Purchase is hereby amended and restated as follows:

“As used in this Offer to Purchase, “Expiration Date” means 12:00 midnight, New York City time, on January 17, 2017 (one minute after 11:59 P.M., New York City Time, on January 17, 2017).”

(2) The following sentence is added as the last paragraph in “Special Factors – Section 1 – Background” of the Offer to Purchase:

“On January 2, 2017, representatives of IEP informed representatives of the Special Committee that it was going to increase the Offer Price to $10.00 per Share, extend the Offer 10 Business Days and issue a press release indicating that this increased Offer Price represented its best and final offer and that no further extensions to the Offer will be made.”

Item 7. Source and Amount of Funds

Item 1007(a), (b) and (d) of Regulation M-A

(1) The first sentence in the first paragraph in “The Offer – Section 10 – Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated as follows:

“We estimate that we will need approximately $308.3 million to purchase all the Shares pursuant to the Offer, to pay related fees and expenses, and to pay the Merger Consideration for any Shares that are not tendered pursuant to the Offer but are instead acquired in the Merger.”

Item 12. Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(5)(xiv) Press Release issued by Icahn Enterprises on January 3, 2017

Item 13. Information Required by Schedule 13E-3

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

The first bullet of the fourth paragraph in “Special Factors – Section 4 – Our Position Regarding Fairness of the Transaction” of the Offer to Purchase is hereby amended and restated as follows:

•	“The Offer Price represents a premium of approximately 101% over the closing price of the Shares on February 26, 2016, the last full trading day prior to the date on which we publicly announced our proposal to acquire the remaining Shares that are not currently owned by the Offeror.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2017

IEH FM HOLDINGS LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

CARL C. ICAHN

/s/ Carl C. Icahn

EXHIBIT INDEX

Item 1016(a), (b), (c), (d), (f), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated September 26, 2016.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of summary advertisement, published on September 26, 2016, in The New York Times.*

(a)(5)(i)	Letter dated February 28, 2016 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(ii)	Letter dated June 17, 2016 to the Board of Directors of the Company (incorporated by reference to Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on June 20, 2016).

(a)(5)(iii)	Joint Press Release issued by Icahn Enterprises L.P. and the Company on September 6, 2016 (incorporated by reference to the Schedule TO-C filed by Parent and the Offeror with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(iv)	Press Release issued by Icahn Enterprises L.P. on September 26, 2016.*

(a)(5)(v)	Class Action Complaint of Gary Skybo v. Daniel A. Ninivaggi et al., C.A. No. 12790, filed in the Court of Chancery in the State of Delaware, dated September 29, 2016.*

(a)(5)(vi)	Class Action Complaint of Michael Lemanchek v. Daniel A. Ninivaggi et al., C.A. No. 12791, filed in the Court of Chancery in the State of Delaware, dated September 30, 2016.*

(a)(5)(vii)	Class Action Complaint of Jack Sanders v. Federal-Mogul Holdings Corporation et al., C.A. No. 16-155387-CB, filed in the Circuit Court for Oakland County of the State of Michigan, dated October 5, 2016.*

(a)(5)(viii)	Press Release issued by Icahn Enterprises L.P. on October 12, 2016.*

(a)(5)(ix)	Class Action Complaint of Malka Raul v. Daniel A. Ninivaggi et al., C.A. No. 12821, filed in the Court of Chancery in the State of Delaware, dated October 12, 2016.*

(a)(5)(x)	Class Action Complaint of Victor Mercado v. Daniel A. Ninivaggi et al., C.A. No.* 12837, filed in the Court of Chancery in the State of Delaware, dated October 19, 2016.*

(a)(5)(xi)	Press Release issued by Icahn Enterprises L.P. on October 31, 2016.*

(a)(5)(xii)	Press Release issued by Icahn Enterprises L.P. on November 15, 2016.*

(a)(5)(xiii)	Press Release issued by Icahn Enterprises L.P. on December 16, 2016.*

(a)(5)(xiv)	Press Release issued by Icahn Enterprises L.P. on January 3, 2017.

(b)	None.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated September 6, 2016, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 to Icahn Enterprises L.P.’s Current Report on Form 8-K filed with the SEC on September 7, 2016).

(f)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously Filed